UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro

Earnings Release

1Q22

June 8, 2022

Saldo
R$ 15.000,00
1234 5678 9101 7788
ANA C PEREIRA
VISA

PAGS
LISTED
NYSE

PAGS reports First Quarter Results
All-time high Net Income | Non-GAAP1 of R$ 371 million
1Q22 Net Income | GAAP up +29% y/y
1Q22 Total Revenue and Income up +66% y/y
São Paulo, June 8, 2022 – PagSeguro Digital Ltd. (“PAGS” or “we”) announced today its first quarter results for the period ended March 31, 2022. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information about the metrics please consult the Glossary available in the end of this release.
1Q22 Highlights
1. First quarters all-time high Net Income | Non-GAAP.

Operational KPIs | R$ Billion	1Q22	1Q21	Var. y/y	4Q21	Var. q/q

Total Payment Volume (TPV)	152.2	81.4	87%	147.1	3%
PagSeguro	80.1	50.0	60%	78.9	2%
PagBank	72.1	31.4	129%	68.2	6%
Credit Portfolio	2.1	0.8	166%	1.9	8%
Total Deposits	11.2	5.0	124%	8.8	27%

Clients | # Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q

PagBank Clients	23.5	14.8	59%	21.9	8%
PagBank Active Clients	14.3	9.1	57%	13.1	10%
Merchants	6.7	5.7	18%	6.6	1%
Consumers	7.6	3.5	121%	6.5	18%
Active Merchants	7.7	7.3	5%	7.7	0%

Financial KPIs | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q

Total Revenue and Income	3,427	2,067	66%	3,236	6%
PagSeguro	3,122	1,911	63%	2,928	7%
PagBank	305	156	95%	309	-1%
(-) Transactions Costs	(1,303)	(846)	54%	(1,398)	-7%
(-) Financial Expenses	(621)	(44)	1298%	(403)	54%
(+) FX Expenses	13	9	40%	17	-26%
(-) Other Financial Income	(42)	(35)	20%	(44)	-4%
Gross Profit	1,475	1,152	28%	1,409	5%
(-) Opex & Other Costs	(810)	(579)	40%	(797)	2%
Adjusted EBITDA	665	573	16%	612	9%
PagSeguro	769	640	20%	682	13%
PagBank	(104)	(67)	56%	(70)	49%
(-) Depreciation and Amortization	(244)	(153)	59%	(220)	11%
(+/-) Other Income (Expense), Net	28	25	11%	26	7%
(-) Income Tax	(78)	(118)	-34%	(84)	-8%
Net Income | Non-GAAP	371	327	14%	334	11%
(-) Non-GAAP Effects	(21)	(56)	-63%	(33)	-36%
Net Income | GAAP	350	271	29%	301	16%
Recurrent Net Income | Non-GAAP	371	357	4%	426	-13%
Recurrent Net Income | GAAP	350	301	16%	393	-11%

Operational Performance
PAGS

Total Payment Volume (TPV)	Net Take Rate
R$ Billion	% of PagSeguro TPV

+21 bps
2.39%
2.60%
2.77%
1.31%
-1.69%
2.56%
1.66%
-1.63%
1Q21
1Q22
Transaction Activities
Financial Income
Transaction Costs

PAGS TPV totaled R$ 152.2 billion, an increase of +87% vs. 1Q21 mainly due to the growth of 60% in PagSeguro TPV, higher engagement on PagBank services and better unit economics of PagBank products.
PAGS Take Rate totaled 2.60% in 1Q22, an increase of +21 bps vs. 2.39% in 1Q21. This increase reflects the ongoing repricing process to partially offset the basic Interest Rate (SELIC) hikes in Brazil from 2.12% in 1Q21 to 10.37% in 1Q22. As a result, Financial Income yield increased +35 bps. Also, PagBank revenues continues to contribute to the sustainability of consolidated take rates.
PagSeguro

PagSeguro TPV	Net Take Rate
R$ Billion	% of PagSeguro TPV

PagSeguro TPV totaled R$ 80.1 billion, an increase of +60% vs. 1Q21 mainly due to (i) larger share of wallet in cards payments, driven by the migration from cash to plastic; (ii) market share gains, boosted by HUBs execution to also serve small and medium businesses (SMBs), both driven to a higher and healthier TPV per merchant.

As a result, PagSeguro TPV Market Share ended the first quarter of 2022 at 10.6% of the Brazilian TPV Payments Industry vs. 9.9% in 4Q21 (+70bps q/q) and 8.9% in 1Q21 (+170bps y/y), being the TPV market share gain winner in cards payments this quarter.
PagSeguro Gross Take Rate totaled 3.84% and Net Take Rate totaled 2.33%. This increase is mainly related to the ongoing repricing strategy reflecting the increase in Brazilian Interest Rate from 2.12% on 1Q21 to 10.37% in 1Q22 and better TPV Mix towards credit cards transactions. On top of that, this increase was achieved despite the higher TPV exposure to SMBs, which have lower take rates but larger TPV per merchant and higher transaction recurrence than micro-merchants.

Active Merchants	PagSeguro TPV per Merchant
# Million	R$ Thousand

PagSeguro ended the quarter with 7.7 million Active Merchants, an increase of +5% compared to 1Q21, consolidating its lion share in number of Active Merchants in the Brazilian Acquiring Industry. Since the beginning of the year, PagSeguro have been more selective on gross adds, focusing on clients with better unit economics and higher activation by lowering POSs subsidies.
PagSeguro TPV per Merchant totaled R$ 10.4 thousand. This increase of +50% compared to 1Q21 is mainly related to larger number of merchants added by HUBs and market share gains.
PagBank

PagBank TPV	Net Take Rate
R$ Billion	% of Monetizable TPV

PagBank TPV totaled R$ 72.1 billion, an increase of +129% vs. 1Q21. This growth is mainly related to increasing client’s engagement on day-to-day banking (deposits, bill payments, mobile top-up, Pix), cards spending and credit underwriting. The number of Pix transactions through PagBank accounts represented 9.2% of total Pix transactions in Brazil, reflecting the increasing engagement of our clients as we have been rolling out new products and services. Also, Monetizable TPV increased +42% vs. 1Q21.
PagBank Net Take Rate totaled 1.54% vs. 0.93% in 1Q21, reflecting the increase of Monetizable TPV and higher float revenues due to the increase of deposits and higher the Brazilian basic Interest Rate (SELIC).

Credit Portfolio	Total Deposits
R$ Billion	R$ Billion

+166%
0.8
54%
43%
3%
2.1
49%
41%
9%
1Q21
1Q22
Working Capital
Credit Card
Others

PagBank Credit Portfolio reached R$ 2.1 billion in 1Q22, an increase of +166% vs. 1Q21. This increase reflects higher and diligent credit underwriting, primarily on secured loans such as Payroll Loans and FGTS early prepayment, reaching 9% of share in the Credit Portfolio this quarter.
Total Deposits totaled R$ 11.2 billion, an increase of +124% vs. 1Q21. This increase reflects company’s superior value proposition to merchants and consumers as a digital and complete bank, with more clients considering PagBank as their primary bank, positively impacting cash-in and increasing deposits.

R$ Billion	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Total Deposits	11.2	5.0	124%	8.8	27%
Banking Accounts	5.5	3.5	55%	5.7	-4%
Certificate of Deposits	4.4	1.2	272%	2.5	76%
Interbank Deposits	1.1	0.0	n.a.	0.4	161%
Corporate Securities	0.2	0.3	-12%	0.2	3%

R$ Billion 1Q22 1Q21 Var. y/y 4Q21 Var. q/q Total Deposits 11.2 5.0 1.24 8.8 0.27 Banking Accounts 5.5 3.5 0.55 5.7 -0.04 Certificate of Deposits 4.4 1.2 2.72 2.5 0.76 Interbank Deposits 1.1 0.0 n.a. 0.4 1.61 Corporate Securities 0.2 0.3 -0.12 0.2 0.03

PagBank Clients	PagBank Active Clients
# Million	# Million

PagBank Clients ended the quarter with 23.5 million, an increase of +59% vs. 1Q21, and 14.3 million Active Clients, an increase of +57% vs. 1Q21. This increase is mainly related to higher penetration in consumers segment which represents 53% of PagBank clients vs. 38% in 1Q21. This increase also reflects PagBank releases new products and best-in-class user experience.
Financial Performance
Total Revenue and Income
R$ Million

Total Revenue and Income reached R$ 3,427 million in 1Q22, an increase of +66% from R$ 2,067 million reported in 1Q21, as described below:
(i)Transaction Activities and Other Services:
Revenues from Transaction Activities and Other Services in the 1Q22 amounted to R$ 2,054 million, an increase of R$ 670 million, or +48% vs. 1Q21, due to:

PagSeguro TPV growth of +60% y/y, reaching R$ 80.1 billion in 1Q22 vs. R$ 50.0 billion vs. 1Q21;

PagBank Net Revenues growth of +95%, totaling R$ 305 million in 1Q22 vs. R$ 156 million in 1Q21, mainly related to the increase in Interest Income and Float Revenues;

Deductions from Gross Revenues from Transaction Activities and Other Services, which consist principally of taxes, amounted to R$ 247 million in the first quarter or 11% of Gross Revenues from Transaction Activities and Other Services. In the 1Q21, these deductions totaled R$ 170 million, or 11% in relation to the Gross Revenue from Transaction Activities and Other Services for the quarter. The increase of +45% in these deductions is directly related to higher PagSeguro TPV and tax related to early payment of accounts receivable to merchants.
(ii)Financial Income:
Financial Income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$ 1,331 million, an increase of R$ 674 million, or +103%, mainly due to:

Higher PagSeguro TPV and higher share of processed credit card payments containing a higher percentage of credit card transactions made in installments in the three months ended March 31, 2022, compared to the three months ended March 31, 2021.
(iii)Other Financial Income:
Other Financial Income reached R$ 42 million in the 1Q22, an increase of R$ 16 million, or +65%, from R$ 25 million in the 1Q21, due to:

Increase in interest on cash and Cash Equivalents plus Financial Investments because of the higher Brazilian basic interest rate (SELIC) compared to 1Q21;

This quarter PAGS Other Financial Income was negatively impacted by BCB Resolution n°33 of 10/29/2020 which was implemented in January 2022 and changed prepayment to merchants through a fund revenue recognition to Financial Assets resulting in a tax of 4.65% vs. 0.00% charged previously. This effect will continue impacting PAGS’ results going forward.

Transaction Costs
R$ Million
Transaction Costs reached R$ 1,303 million in 1Q22, an increase of +54% from R$ 846 million reported in the 1Q21. As a percentage of the total of our Revenues from Transaction Activities and Other Services, our Transaction Costs increased 2.3 p.p., to 63% in the 1Q22 from 61% in the 1Q21, due to:

Interchange Fees paid to Card Issuers in the first quarter of 2022, reached R$ 1,018 million, an increase of R$ 452 million, from R$ 567 million reported in first quarter of 2021. This growth was driven by the increase of TPV and higher share of credit card volumes;

Card Scheme Fees in the first quarter of 2022 totaled R$ 212 million, an increase of R$ 73 million, vs. R$ 139 million in the same period of 2021.
Financial Expenses

Financial Expenses	Bridge
R$ Million	R$ Million

44
294
283
621
1Q21
Interest Rate
TPV Mix and Growth
1Q22

Financial Expenses totaled R$ 621 million in 1Q22, up +1298% from R$ 44 million in 1Q21. This increase is explained by two main factors (i) R$ 294 million due to the hike of SELIC from 2.12% in 1Q21 to 10.37% this quarter; (ii) R$ 283 million related to higher volume of TPV and higher credit card mix. This effect was partially offset by ongoing repricing in acquiring, APRs increase on credit underwriting and lower cost of funding (APYs) through deposits growth.

Gross Profit
R$ Million
Gross Profit totaled R$ 1,475 million in 1Q22, up +28% from R$ 1,152 million presented in 1Q21.
Opex & Other Costs
Non-GAAP | R$ Million
Opex & Other Costs, which includes Marketing and Advertising, Personnel Expenses, Chargeback and Other Expenses, totaled R$ 810 million, an increase of +40% compared to R$ 579 million in 1Q21.
When including Non-GAAP expenses of R$ 28 million, GAAP Opex & Other Costs totaled R$ 838 million.

The increase is mainly related to:

Personnel Expenses reached R$ 228 million, up +50% from R$ 152 million vs. 1Q21, mainly related to the expansion of HUBs salesforce and PagBank employees. This amount excludes LTIP adjustment of R$ 28 million in 1Q22 and R$ 80 million in 1Q21. As a percentage of Total Revenues and Income, non-GAAP Personnel Expenses were 6.6% in 1Q22, a decrease by 80 bps compared to 7.4% reported in the 1Q21.

When including Non-GAAP expenses of R$ 28 million GAAP Personal Expenses totaled R$ 255 million;

Marketing and Advertising totaled R$ 172 million in the 1Q22, down -9% from R$ 190 million presented in 1Q21. As a percentage of Total Revenues and Income, Marketing and Advertising decreased by -420 bps to 5.0% in 1Q22, from 9.2% in 1Q21. This decrease was mainly due to Company's decision of being more selective to attract new clients with better unit economics and LTV/CAC ratio;

Chargeback reached R$ 250 million in 1Q22, up +44% from R$ 173 million reported in 1Q21. As a percentage of Total Revenues and Income chargeback decreased by -110 bps to 7.3% in 1Q22 from 8.4% in 1Q21. This decrease was mainly due to non-recurring effects in 1Q21 in the amount of R$ 73 million related to Digital Account Losses;

Other Expenses reached R$ 160 million in the 1Q22, an increase of +153.2% from R$ 63 million reported in 1Q21. As a percentage of Total Revenues and Income, Other Expenses was 4.7% in 1Q22, an increase of +160 bps when compared to 3.1% reported in 1Q21. This increase was mainly related to a tax reversal of R$ 29 million in 1Q21 that benefited the Company.

Non-GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Opex and Other Costs	(810)	(579)	40%	(797)	2%
Personnel Expenses	(228)	(152)	50%	(214)	6%
Marketing and Advertising	(173)	(190)	-9%	(178)	-3%
Chargeback	(250)	(173)	44%	(214)	17%
Other Expenses	(160)	(63)	153%	(191)	-16%

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Opex and Other Costs	(838)	(658)	27%	(842)	0%
Personnel Expenses	(255)	(232)	10%	(259)	-1%
Marketing and Advertising	(173)	(190)	-9%	(178)	-3%
Chargeback	(250)	(173)	44%	(214)	17%
Other Expenses	(160)	(63)	153%	(191)	-16%
Depreciation and Amortization
Non-GAAP | R$ Million
Depreciation and Amortization reached R$ 244 million up +59%, from R$153 million in 1Q21. These amounts exclude M&A expenses related to the amortization of fair value assets acquired as well as expenses for external consulting, accounting, and legal services in the amount of R$ 4.6 million in 1Q22 and R$ 4.9 million in 1Q21. As a percentage of Total Revenues and Income, non-GAAP Depreciation and Amortization were 7.1% in 1Q22, a decrease of -30 bps compared to 7.4% reported in 1Q21.
Including Non-GAAP expenses mentioned above, Depreciation and Amortization totaled R$ 249 million in the quarter, up +57% when compared to the R$ 158 million reported in 1Q21.

Adjusted EBITDA
R$ Million
Adjusted EBITDA in 1Q22 amounted to R$ 665 million up +16%, from R$ 573 million reported in 1Q21, mainly related to PAGS repricing during the period, operating leverage gains on HUBs operation and Marketing Investments.
Income Tax and Social Contribution Reconciliation
GAAP

R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Profit for the period before Taxes	416	360	16%	557	-25%
Statutory Rate	34%	34%	0%	34%	n.a.
Expected Income Tax and Social Contribution	(142)	(123)	16%	(189)	-25%
Income Tax and Social contribution effect on:
R&D and Tech Innovation Benefit - Law 11,196/05 (i)	53	36	44%	70	-25%
Taxation of Income abroad (ii)	26	(1)	n.a.	-	n.a.
Other	(3)	(2)	44%	(12)	-72%
Income Tax and Social Contribution Expenses	(67)	(89)	-25%	(131)	-49%
Effective Tax Rate	16%	25%	(8.7) p.p.	24%	(7.6) p.p.
Income Tax and Social Contribution – Current	(29)	(20)	43%	(91)	-68%
Income Tax and Social Contribution – Deferred	(38)	(69)	-45%	23	n.a.
(i)Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro group on specific intangible assets, see Note 13 in our 6-K related to Financial Statements.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Income Tax and Social Contribution amounted to an expense of R$ 67 million in 1Q22, a decrease -25%, from an expense of R$ 89 million presented in 1Q21. This item consists of Current Income Tax and Social Contribution and Deferred Income Tax and Social Contribution.
Our Effective Tax Rate decreased by 870 bps to 16.0% in 1Q22 from 24.7% in 1Q21. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary. Additionally, in 1Q22 we had another effect related to Taxation of Income abroad, some entities or investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, resulting in ETR lower by 6.1% for 1Q22.

Net Income

GAAP	Non-GAAP
R$ Million	R$ Million

Net Income for the quarter amounted to R$ 371 million in non-GAAP basis, an increase of +14%, from R$ 327 million reported in 1Q21, reflecting PAGS repricing process during the period and operating leverage gains on HUBs operation and Marketing Investments.
Including Non-GAAP expenses of R$ 21 million, Net Income in GAAP basis totaled R$ 350 million in the quarter, up +29% when compared to R$ 271 million reported in 1Q21, benefited by the items listed above and lower LTIP expenses.
Adjusted EBITDA and Non-GAAP Net Income Reconciliation

R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Net Income | GAAP	350	271	29%	301	16%
(+) Income Tax and Social Contribution	67	89	-25%	67	-1%
(+) LTIP Expenses	28	80	-65%	44	-37%
(+) Depreciation and Amortization	249	158	57%	226	10%
(-) Other Financial Income	(42)	(35)	20%	(44)	-4%
(+) FX Expenses	13	9	42%	17	-25%
Adjusted EBITDA	665	573	16%	612	9%
(+) Tax Provision Reversal	0	(29)	n.a.	0	n.a.
(+) Digital Losses	0	73	n.a.	0	n.a.
(+) PagPhone Write-off	0	0	n.a.	139	n.a.
Recurring Adjusted EBITDA	665	617	8%	751	-11%

R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Net Income | GAAP	350	271	29%	301	16%
(+) LTIP Expenses	28	80	-65%	44	-37%
(+) M&A Expenses	5	5	-6%	6	-19%
(+) Income Tax and Social Contribution	(11)	(29)	-62%	(17)	-35%
Net Income | Non-GAAP	371	327	14%	334	11%
(+) Tax Provision Reversal	0	(19)	n.a.	0	n.a.
(+) Digital Losses	0	48	n.a.	0	n.a.
(+) PagPhone Write-off	0	0	n.a.	91	n.a.
Recurring Net Income	371	357	4%	426	-13%
R$ Million 1Q22 1Q21 Var. y/y 4Q21 Var. q/q Net Income | GAAP 350 271 29% 301 16% (+) Income Tax and Social Contribution 67 89 -25% 67 -1% (+) LTIP Expenses 28 80 -65% 44 -37% (+) Depreciation and Amortization 249 158 57% 226 10% (-) Other Financial Income (42) (35) 20% (44) -4% (+) FX Expenses 13 9 42% 17 -25% Adjusted EBITDA 665 573 16% 612 9% (+) Tax Provision Reversal 0 (29) n.a. 0 n.a. (+) Digital Losses 0 73 n.a. 0 n.a. (+) PagPhone Write-off 0 0 n.a. 139 n.a. Recurring Adjusted EBITDA 665 618 8% 751 -11% R$ Million 1Q22 1Q21 Var. y/y 4Q21 Var. q/q Net Income | GAAP 350 271 29% 301 16% (+) LTIP Expenses 28 80 -65% 44 -37% (+) M&A Expenses 5 5 -6% 6 -19% (+) Income Tax and Social Contribution (11) (29) -62% (17) -35% Net Income | Non-GAAP 371 327 14% 334 11% (+) Tax Provision Reversal 0 (19) n.a. 0 n.a. (+) Digital Losses 0 48 n.a. 0 n.a. (+) PagPhone Write-off 0 0 n.a. 91 n.a. Recurring Net Income 371 357 4% 426 -13%
Non-GAAP recurring total expenses excludes: (i) LTIP expenses in the total amount of R$ 28M (R$ 80M in the three months ended March 31, 2021), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total amount of LTIP expenses is allocated between Cost of Services, Selling expenses and Administrative expenses; (ii) M&A expenses in the total amount of R$ 5M (R$ 5M in the three months ended March 31, 2021). We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business; (iii) Non-recurring effects for 1Q21 in the total amount of R$ 44M composed by one-time adjustments related to unexpected digital account losses and the reversal in the Value-added Tax on Sales and Services. We exclude Non-recurring adjustments from our Non-GAAP measures primarily because such adjustments are non-recurring and do not correlate to the operation of our business.

Cash Flow Analysis

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Earnings before Income Taxes	416	360	16%	368	13%
Expenses (Revenues) not affecting Cash	756	401	89%	777	-3%
Net Cash provided by (used in) Operating Activities	287	(18)	n.a.	134	114%
Net Cash provided by (used in) Investing Activities	(751)	(359)	109%	(200)	276%
Net Cash provided by (used in) Financing Activities	152	(3)	n.a.	738	-79%
Increase (Decrease) in Cash and Cash Equivalents	(311)	(380)	-18%	672	n.a.
Cash and Cash Equivalents | Beginning of the Period	1,794	1,640	9%	1,122	60%
Cash and Cash Equivalents | End of the Period	1,483	1,260	18%	1,794	-17%
Cash and Cash Equivalents at the beginning of the three months ended March 31, 2022 amounted to R$ 1,794 million and ended the period amounted to R$ 1,483 million, a decrease of R$ 311 million, mainly impacted by additional POS purchase to recover the inventory's coverage ratio and to prevent a potential new lack of semi-conductors due to lockdowns in some geographies.
Earnings before Income Taxes in the three months ended March 31, 2022 was R$ 416 million.
The adjustments for Revenues, Income and Expenses recorded in the Income Statement in the three months ended March 31, 2022, but which did not affect our cash flows, totaled a positive amount of R$ 756 million, mainly due to R$ 36 million of Share-Based Long-Term Incentive Plan (LTIP) expenses, R$ 250 million in Chargebacks provisions, R$ 249 million of Depreciation and Amortization recorded in our Income Statement and R$ 218 million of Interest accrued of Financial Assets and Liabilities. LTIP expenses relate to equity awards under our LTIP, Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on Digital Accounts and Provision for Delinquency Rate of Credit Portfolio.
Net Cash provided by (used in) | Operating Activities

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Net Cash provided by (used in) Operating Activities	287	(18)	n.a.	134	114%
Earnings before Income Taxes	416	360	16%	368	13%
Expenses (Revenues) not affecting Cash	756	401	89%	777	-3%
Changes in Operating Assets and Liabilities	(1,523)	(867)	76%	(1,518)	0%
Income Tax and Social Contribution paid	(40)	(25)	58%	(19)	107%
Interest Income received	678	113	499%	527	29%
Interest Income paid	0	0	n.a.	0	n.a.
Net Cash provided in Operating Activities in the three months ended March 31, 2022 totaled R$ 287 million, an increase of 114% vs. year-end 2021.
The adjustments for changes in Operating Assets and Liabilities in the three months ended March 31, 2022 amounted to negative cash flow of R$ 1,523 million, mainly due to:
▪Accounts Receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of Transaction Costs and Financial Expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts Receivable item of Current Assets and Non-current Assets on our Balance Sheet (R$ 26 million at March 31, 2022 compared to R$ 24 million at year-end 2021) excluding Interest Income Received in cash and Chargebacks, which are presented separately in the statement of Cash Flows. Accounts Receivable represented negative cash flow of R$ 3,181 million in the three months ended March 31, 2022;

▪Payables to Third Parties, which is presented net of Revenue from Transaction Activities and Financial Income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to Third Parties item of Current Liabilities on our Balance Sheet (R$ 13 million on March 31, 2022 compared to R$ 13 million at year-end 2021). Payables to Third Parties represented negative cash flow of R$ 193 million in the three months ended March 31, 2022;
▪Receivables from (Payables to) related Parties consists of the difference between the opening and closing balances of the Payables to related Parties excluding Interest Paid, which are presented separately in the statement of Cash Flows. (R$ 283 million on March 31, 2022 compared to R$ 544 million at year-end 2021). Receivables from (Payables to) related Parties represented negative cash flow of R$ 271 million in the three months ended March 31, 2022;
▪Salaries and Social Charges consist of the amounts that were recorded on our Statement of Income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$ 76.7 million in the three months ended March 31, 2022;
▪Trade Payables item consists of the difference between the opening and closing balances of Trade Payables (R$ 558 million on March 31, 2022 compared to R$ 578 million at year-end 2021). Trade Payables represented a negative cash flow of R$ 22 million in the three months ended March 31, 2022;
▪Taxes and Contributions item consists of Sales Taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$ 3 million in the three months ended March 31, 2022;
▪Financial Investments (Mandatory Guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a negative cash flow of R$ 258 million in the three months ended March 31, 2022;
▪Taxes Recoverable item consists of withholding Taxes and Recoverable Taxes on Transaction Activities and Other Services and purchase of POS devices. This item represented positive cash flow of R$ 51 million in the three months ended March 31, 2022;
▪Deposits item consists of issued Certificates of Deposit, excluding paid Interest Income Paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$ 2,525 million in the three months ended March 31, 2022;
▪We paid Income Tax and Social Contribution in cash totaling R$ 40 million and recorded positive cash flow of R$ 678 million related to interest income received in cash in the three months ended March 31, 2022.
Net Cash provided by (used in) | Investing Activities

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Net Cash provided by (used in) Investing Activities	(751)	(359)	109%	(200)	276%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	1	n.a.
Purchases of Property and Equipment	(440)	(250)	76%	(271)	62%
Purchases and Development of Intangible Assets	(242)	(149)	62%	(252)	-4%
Acquisition of Financial Investments	(69)	0	n.a.	0	n.a.
Redemption of Financial Investments	0	40	n.a.	322	n.a.
Net cash used in Investing Activities in the three months ended March 31, 2022, totaled R$ 751 million, an increase of

276% vs. at year-end 2021, mainly due to:
▪Purchases of Property and Equipment of R$ 440 million, an increase of +76% y/y, mainly related to POS device purchases. During 1Q22 PagSeguro made an additional POS purchase to recover the inventory's coverage ratio that was affected by lack of semi-conductor in 2021 and to prevent a potential new lack of semi-conductors due to lockdowns in some geographies this year;
▪Purchases and Development of Intangible Assets of R$ 242 million, an increase of +62% y/y, which represent purchases of third-party software and salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets;
▪Acquisition of Financial Investments, which negatively impacted the cash flow in R$ 69 million.
Net Cash provided by (used in) | Financing Activities

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Net Cash provided by (used in) Financing Activities	152	(3)	n.a.	738	-79%
Proceeds from Borrowings	250	0	n.a.	1,012	-75%
Payment of Leases	(4)	(3)	23%	(5)	-8%
Acquisition of Treasury Shares	(94)	0	n.a.	(258)	-64%
Capital Increase by non-controlling Shareholders	0	0	n.a.	(12)	n.a.
Net cash used in Financing Activities in the three months ended March 31, 2022, totaled R$ 152 million, a decrease of -79% vs. at year-end 2021, mainly due to related to the Proceeds from Borrowings in the amount of R$ 250 million minus R$ 94 million that we spent on the Acquisition of Shares to be held in Treasury.

Appendix
Balance Sheet

R$ Million	1Q22	1Q21	R$ Million	1Q22	1Q21
Total Assets	33,808	21,976	Total Liabilities and Equity	33,808	21,976
Current Assets	28,872	18,643	Current Liabilities	20,926	10,714
Cash and Cash Equivalents	1,483	1,260	Payables to Third Parties	13,180	8,748
Financial Investments	1,132	965	Trade Payables	558	306
Accounts Receivable	25,529	15,824	Payables to Related Parties	283	80
Derivative Financial Instruments	1	0	Borrowings	1,110	0
Inventories	49	53	Derivative Financial Instruments	193	0
Taxes Recoverable	434	383	Deposits	5,146	1,158
Other Receivables	243	158	Salaries and Social Charges	183	153
-	-	-	Taxes and Contributions	56	30
-	-	-	Provision for Contingencies	30	20
-	-	-	Deferred Revenue	147	194
-	-	-	Other Liabilities	41	26
Non-Current Assets	4,936	3,333	Non-Current Liabilities	2,090	1,582
Judicial Deposits	41	38	Deferred Income Tax and Social Contribution	1,422	1,184
Accounts Receivable	390	44	Provision for Contingencies	14	13
Prepaid Expenses	10	9	Deposits	569	289
Deferred Income Tax and Social Contribution	114	77	Deferred Revenue	17	25
Investment	16	16	Other Liabilities	69	71
Property and Equipment	2,579	1,944	-	-	-
Intangible Assets	1,786	1,204	-	-	-
-	-	-	Equity	10,791	9,680
-	-	-	Share Capital	0	0
-	-	-	Capital Reserve	6,014	5,853
-	-	-	Other Comprehensive Income	(3)	1
-	-	-	Equity Valuation Adjustments	(22)	(22)
-	-	-	Profit Retention Reserve	5,083	3,838
-	-	-	Treasury Shares	(281)	(1)
-	-	-	Non-controlling Interests	0	12

Income Statement

Non-GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Total Revenues and Income	3,427	2,067	66%	3,236	6%
Transaction Activities and Other Services	2,055	1,385	48%	2,060	0%
Financial Income	1,331	657	103%	1,133	17%
Other Financial Income	42	25	65%	44	-4%
Total Costs and Expenses	(2,978)	(1,622)	84%	(2,818)	6%
Cost of Sales and Services	(1,737)	(1,140)	52%	(1,830)	-5%
Selling Expenses	(480)	(367)	31%	(424)	13%
Administrative Expenses	(135)	(111)	22%	(143)	-5%
Financial Expenses	(621)	(44)	1298%	(403)	54%
Other Expenses, Net	(4)	41	n.a.	(19)	-76%
Income Tax and Social Contribution	(78)	(118)	-34%	(84)	-8%
Income Tax and Social Contribution – Current	(27)	(20)	36%	(91)	-70%
Income Tax and Social Contribution – Deferred	(50)	(98)	-48%	6	n.a
Tax Rate	17%	26%	(9.2) p.p.	20%	(2.8) p.p.
Net Income | Non-GAAP	371	327	14%	334	11%
% Net Margin	11%	16%	(5.0) p.p.	10%	0.5 p.p.
Non-GAAP effects	(21)	(56)	-62%	(33)	-35%
Net Income | GAAP	350	271	29%	301	16%

Financial KPIs (ex-ITC) | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Total Revenues and Income (ex-ITC)	2,197	1,361	61%	2,058	7%
Adjusted EBITDA	665	573	16%	612	9%
% EBITDA Margin	19%	28%	(8.3) p.p.	19%	0.5 p.p.
% EBITDA Margin (ex-ITC)	30%	42%	(11.8) p.p.	30%	0.5 p.p.
Net Income | Non-GAAP	371	327	14%	334	11%
% Net Margin	11%	16%	(5.0) p.p.	10%	0.5 p.p.
% Net Margin (ex-ITC)	17%	24%	(7.1) p.p.	16%	0.7 p.p.

Reconciliation of Basic and Diluted EPS to Non-GAAP Basic and Diluted EPS

Earnings Per Share Reconciliation	1Q22	1Q21	Var. y/y
Net Income attributable to:
Owners of the Company | R$ Million	350	271	29%
Non-controlling interests | R$ Million	0.0	0.1	n.a.
Weighted average number of Outstanding Common Shares | # Thousand	331,079	329,973	0%
Weighted average number of common shares diluted | # Thousand	333,138	330,350	1%
Basic Earnings per common share | R$	1.0569	0.8221	29%
Diluted Earnings per common share | R$	1.0504	0.8212	28%

Non-GAAP Net income | R$ Million	371	356	4%
Weighted average number of outstanding common shares | # Thousand	331,079	329,973	0%
Weighted average number of common shares diluted | # Thousand	333,138	330,350	1%
Non-GAAP Basic Earnings per common share | R$	1.1214	1.0800	4%
Non-GAAP Diluted Earnings per common share | R$	1.1145	1.0787	3%

Cash Flow

GAAP | R$ Million	1Q22	1Q21	Var. y/y	4Q21	Var. q/q
Earnings before Income Taxes	416	360	16%	368	13%
Expenses (Revenues) not affecting Cash	756	401	89%	777	-3%
Depreciation and Amortization	249	158	57%	225	10%
Chargebacks	250	173	44%	214	17%
Accrual of Provision for Contingencies	6	5	11%	6	-2%
Reversal of Taxes and Contributions	0	(29)	n.a.	24	n.a.
Share based Long Term Incentive Plan (LTIP)	36	80	-55%	44	-19%
Loss on disposal: property/equipment/intangible assets	2	5	-50%	8	-70%
Interest accrued	218	13	1631%	146	49%
Other Financial Cost, Net	(5)	(4)	23%	102	n.a.
Changes in Operating Assets and Liabilities	(1,523)	(867)	76%	(1,518)	0%
Account Receivables	(3,181)	(78)	3963%	(4,109)	-23%
Financial Investments (Mandatory Guarantee)	(258)	(21)	1151%	(87)	198%
Inventories	0	(23)	n.a.	(68)	n.a.
Taxes Recoverable	51	25	102%	61	-16%
Other Receivables	(47)	(22)	115%	(65)	-27%
Deferred Revenue	(16)	6	n.a.	(23)	-32%
Other Payables	(35)	(58)	-41%	(3)	889%
Payables to Third Parties	(193)	(1,363)	-86%	2,058	n.a.
Trade Payables	(22)	(30)	-26%	201	n.a.
Receivables from (Payables to) Related Parties	(271)	21	n.a.	160	n.a.
Deposits	2,525	673	275%	421	500%
Salaries and Social Charges	(77)	(21)	270%	(18)	337%
Taxes and Contributions	3	26	-88%	(43)	n.a.
Provision for Contingencies	(4)	(2)	113%	(5)	-15%
Income Tax and Social Contribution paid	(40)	(25)	58%	(19)	107%
Interest Income received	678	113	499%	527	29%
Net Cash provided by (used in) Operating Activities	287	(18)	n.a.	134	114%
Amount paid on Acquisitions, Net of Cash Acquired	0	0	n.a.	1	n.a.
Purchases of Property and Equipment	(440)	(250)	76%	(271)	62%
Purchases and Development of Intangible Assets	(242)	(149)	62%	(252)	-4%
Acquisition of Financial Investments	(69)	0	n.a.	0	n.a.
Redemption of Financial Investments	0	40	n.a.	322	n.a.
Net Cash provided by (used in) Investing Activities	(751)	(359)	109%	(200)	276%
Proceeds from Borrowings	250	0	n.a.	1,012	-75%
Payment of leases	(4)	(3)	23%	(5)	-8%
Acquisition of Treasury Shares	(94)	0	n.a.	(258)	-64%
Capital Increase by non-controlling Shareholders	0	0	n.a.	(12)	n.a.
Net Cash provided by (used in) Financing Activities	152	(3)	n.a.	738	-79%
Increase (Decrease) in Cash and Cash Equivalents	(311)	(380)	-18%	672	n.a.
Cash and Cash Equivalents | Beginning of the Period	1,794	1,640	9%	1,122	60%
Cash and Cash Equivalents | End of the Period	1,483	1,260	18%	1,794	-17%

Glossary
Active Merchants: At least one transaction in the last twelve months.
Adjusted EBITDA: GAAP Net Income + Income Tax and Social Contribution – Other Financial Income + Depreciation and Amortization + FX Expenses + M&A Expenses + LTIP Expenses.
Please see the Supplemental Information for a reconciliation of this adjusted financial measure.
APR: Annual Percentage Rate.
APY: Annual Percentage Yield.
Gross Profit
•PagSeguro: (MDR Revenue + Prepayment Revenue) – (Transaction Costs + Card Scheme Fee + Financial Expenses).
•PagBank: (Net Interest Income + Revenue form Services) – Provision for Losses.
Gross Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services) / PagBank Monetizable TPV.
Net Interest Income: Interest Income – Cost of Funding + Float.
Net Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services - Transaction Costs) / PagBank Monetizable TPV.
Non-GAAP numbers: Non-GAAP financial measure. Please see the Slide 28 for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure.
PagBank Clients: Number of bank accounts registered at Brazilian Central Bank.
PagBank Active Clients: Active clients using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
PagBank Revenues: composed by Interest Income, Interchange from PagBank cards, transaction fees from day-to-day banking (bill payments, mobile-top ups, among others).
Recurrent Measures: Excluding one-time effects that may affect company’s results.
Total Payment Volume (TPV): PagSeguro TPV + PagBank TPV.
•PagSeguro: Includes PagSeguro’s TPV, which is the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals, not including PagBank TPV.
•PagBank: Includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to third-party, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, credit underwriting, Super App and GMV
TPV Per Merchant: PagSeguro TPV / Average Active Merchants of last two quarters.

Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring adjustments: This consists of one-time adjustments related to PagPhone sales, PagPhone inventory provisions and tax impairment. We exclude non-recurring adjustments from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP expenses, M&A expenses and non-recurring adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Total Expenses to non-GAAP recurring Total Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP recurring Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP recurring Net Income,” “Reconciliation of Net Income to Adjusted EBITDA,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Earnings Webcast
PagSeguro Digital Ltd. (NYSE:PAGS) will host a conference call and earnings webcast on June 8, 2022, at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/1q22.htm
Contacts:
Investor Relations:
ir@pagseguro.com
investors.pagseguro.com
Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer